OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

barnesandnoble.com inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

067846 10 5

(Cusip Number)

Dr. Ulrich Koch
Bertelsmann AG
Carl Bertelsmann - Strasse 270
33311 Guetersloh, Germany

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 067846 10 5			Page 2 of 9

1.	Name of Reporting Person: Bertelsmann AG		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Germany

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 58,626,001

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 58,626,001

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 58,626,001

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.9%

14.	Type of Reporting Person (See Instructions): CO

2

CUSIP No. 067846 10 5			Page 3 of 9

1.	Name of Reporting Person: Bertelsmann, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 58,626,001

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 58,626,001

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 58,626,001

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.9%

14.	Type of Reporting Person (See Instructions): CO

3

CUSIP No. 067846 10 5			Page 4 of 9

1.	Name of Reporting Person: Bertelsmann Multimedia, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 58,626,001

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 58,626,001

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 58,626,001

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.9%

14.	Type of Reporting Person (See Instructions): CO

4

CUSIP No. 067846 10 5			Page 5 of 9

1.	Name of Reporting Person: BOL.US Online, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 58,626,001

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 58,626,001

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 58,626,001

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.9%

14.	Type of Reporting Person (See Instructions): CO

5

CUSIP No. 067846 10 5	Page 6 of 9 Pages

     Bertelsmann AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Bertelsmann AG”), Bertelsmann, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Bertelsmann AG (“Bertelsmann, Inc.”), Bertelsmann Multimedia, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Bertelsmann, Inc. (“Bertelsmann Multimedia”) and BOL.US Online, Inc., a Delaware corporation and a wholly owned direct subsidiary of Bertelsmann Multimedia (“BOL.US”), hereby amend and supplement their Statement on Schedule 13D, originally filed on November 1, 2002 and amended by Amendment No. 1 thereto filed on November 14, 2002 and Amendment No. 2 thereto filed on April 4, 2003 (as so amended, the “Schedule 13D”), with respect to the beneficial ownership of shares of Class A Common Stock, $0.001 par value per share (the “Shares”), of barnesandnoble.com inc., a Delaware corporation (the “Issuer”). As used herein, Bertelsmann AG, Bertelsmann, Inc., Bertelsmann Multimedia and BOL.US are referred to collectively as the “Reporting Persons”.

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     This Amendment No. 3 to the Schedule 13D is filed by the Reporting Persons in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of Amendment No. 2 to the Schedule 13D filed April 4, 2003.

Item 2. Identity and Background

     Schedule A, relating to the directors and executive officers of Bertelsmann AG, is hereby amended to delete the information contained therein relating to Dr. Arnold Bahlmann. Schedule A is further amended to add Mr. Christian van Thillo as a member of the supervisory board of Bertelsmann AG.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby deleted and amended to incorporate herein by reference the information included in response to Item 4.

Item 4. Purpose of Transaction

     Item 4 is hereby amended by inserting the following language at the end of the fourth paragraph:

     On July 29, 2003, BOL.US, Bertelsmann AG, and Barnes & Noble, Inc. (“B&N”) entered into a Purchase Agreement (the “Purchase Agreement”), pursuant to which B&N agreed to purchase and BOL.US agreed to sell for a price of $164,152,802.80 (i) 1,126,000 shares of Class A Common Stock of the Issuer, (ii) 57,500,000 units of membership interests in barnesandnoble.com llc and (iii) one share of super voting Class C Common Stock of the Issuer. BOL.US may be entitled to receive additional consideration if B&N or the issuer enter into certain transactions prior to the third anniversary of the closing of the transactions contemplated by the Purchase Agreement. The transaction is subject to certain conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and is expected to close in 45 days. Effective as of the closing date (as defined in the Purchase Agreement), pursuant to the terms of the Purchase Agreement, BOL.US shall cause the resignation of all three Class C directors of the Issuer.

     The Reporting Persons, on October 22, 2002, by virtue of forming a “group” with B&N to coordinate the purchase of Shares in the open market or through privately negotiated purchases were deemed to have acquired beneficial ownership of the 58,034,001 Shares owned on such date by B&N, as well as 2,478,500 Shares acquired by B&N subsequent to that date. In anticipation of the transactions contemplated by the Purchase Agreement, the Reporting Persons have no further intention of acquiring Shares and thus disclaim membership in a “group” with B&N and beneficial ownership of any Shares owned by B&N.

     References to and descriptions of the Purchase Agreement are qualified in their entirety by reference to the copy of the Purchase Agreement, included as Exhibit 8 to this amendment and incorporated into this Item 4 in its entirety, where such references and descriptions appear.

CUSIP No. 067846 10 5	Page 7 of 9 Pages

     The matters set forth in Item 5 below are incorporated in this Item 4 by reference as fully set forth herein.

     Additional information is included in the response to Item 6 of this Schedule 13D, which Item is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)  As of July 29, 2003, the Reporting Persons beneficially own, within the meaning of Exchange Act Rule 13d-3, 58,626,001 Shares, representing 36.9% of the outstanding Shares of the Issuer, assuming the conversion of all membership units in barnesandnoble.com llc and Class B and Class C Common Stock of the Issuer owned by both the Reporting Persons and B&N.

     Except as set forth in this item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedules A, B, C or D hereto beneficially owns any Shares.

Schedule A:

Gerd Schulte-Hillen beneficially owns 98,500 Shares. Gunter Thielen beneficially owns 25,000 Shares. Ewald Walgenbach beneficially owns 1,600 Shares.

Schedule B:

Robert J. Sorrentino beneficially owns 8,000 Shares. Gunter Thielen beneficially owns 25,000 Shares. Liz Young beneficially owns 1,400 Shares.

Schedules C and D

Robert J. Sorrentino beneficially owns 8,000 Shares.

     (b)  As of July 29, 2003, the Reporting Persons have sole power to vote and to dispose of 58,626,001 Shares.

     (c)  The Reporting Persons have not, and to their knowledge, the persons listed in Schedules A, B, C and D have not, within the past 60 days, effected any transactions in the Common Stock, except as otherwise disclosed above.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and restated in its entirety as follows:

     Except for the Purchase Agreement and the materials filed as Exhibits to the Schedule 13D, to the best knowledge of the Reporting Persons there are no contracts, agreements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or

CUSIP No. 067846 10 5	Page 8 of 9 Pages

otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

     The matters set forth in Items 4 and 5 above are incorporated in this Item 6 by reference as fully set forth herein.

     References to and descriptions of the Purchase Agreement are qualified in their entirety by reference to the copy of the Purchase Agreement, included as Exhibit 8 to this amendment and incorporated into this Item 6 in its entirety where such references and descriptions appear.

Item 7. Material to be Filed as Exhibits

     The following additional document is filed as an Exhibit:

     (8)  Purchase Agreement, dated July 29, 2003, by and among BOL.US Online, Inc., Bertelsmann AG, and Barnes & Noble, Inc.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Date: July 31, 2003

Bertelsmann AG

By:	/s/ Robert J. Sorrentino

	Name:	Robert J. Sorrentino

	Title:	Attorney-in-Fact

Bertelsmann, Inc.

By:	/s/ Robert J. Sorrentino

	Name:	Robert J. Sorrentino

	Title:	President

Bertelsmann Multimedia, Inc.

By:	/s/ Robert J. Sorrentino

	Name:	Robert J. Sorrentino

	Title:	President

BOL.US Online, Inc.

By:	/s/ Robert J. Sorrentino

	Name:	Robert J. Sorrentino

	Title:	President